  As filed with the Securities and Exchange Commission on August 24, 2000

                                                 Registration No. 333-43094
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                               ----------------

                              Amendment No. 1

                                    to

                                    Form S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. Exact name of trust:

    EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS: WIRELESS
                               TECHNOLOGIES 2000

B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                              388 Greenwich Street
                            New York, New York 10013

D. Names and complete address of agent for service:


                                                        Copy to:
         LAURIE A. HESSLEIN

      Salomon Smith Barney Inc.                 MICHAEL R. ROSELLA, ESQ.
  7 World Trade Center, 40th Floor          Paul, Hastings, Janofsky & Walker
      New York, New York 10048                             LLP
                                                     399 Park Avenue
                                                New York, New York 10022
                                                     (212) 318-6800

E. Title of securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed public offering:

 As soon as practicable after the effective date of the registration statement.

[X] Check box if it is proposed that this filing become effective immediately upon filing on August 24, 2000 pursuant to Rule 487.

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--------------------------------------------------------------------------------

                                         EQUITY FOCUS TRUSTS
            ------------------------------------------------
                   Sector Series, Emerging Sector Portfolios

                           Wireless Technologies 2000

    A Unit Investment Trust


                         The Equity Focus Trusts--Sector Series, Emerging
                         Sector Portfolio consists of a unit investment
SALOMON SMITH BARNEY     trust designated as Wireless Technologies 2000.
--------------------     The Trust offers investors the opportunity to
     A member of         purchase units representing proportionate
  citigroup [LOGO]       interests in a portfolio of equity securities
                         selected by Salomon Smith Barney Equity Research from the emerging industry for which the Trust is named. The value of the units of the Trust will fluctuate with the value of the underlying securities.

                         The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated August 24, 2000
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether the portfolio comprising the Equity Focus Trusts--Sector Series, Emerging Sector Portfolios is right for you. More detailed information can be found later in this prospectus.

Investment Objectives

The Wireless Portfolio, which is diversified among sub-industry groups of the wireless communications sector, is designed for the aggressive growth investor with a high tolerance for risk. Dividend income is not a primary objective of the portfolio.

There is no guarantee that the objectives of the Trust will be achieved.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of 20-40 stocks, designed to remain fixed over its one-year life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under some adverse circumstances.

Investment Concept and Selection Process

Through the Trust, investors can target a specific emerging industry in the stock market with a portfolio of stocks recommended by Salomon Smith Barney research analysts. This series includes a portfolio that targets the Wireless Technologies market sector.


For the most part, our analysts identify the stocks ranked "1" or "2" on Salomon Smith Barney's Investment Ranking System that fall into these categories.

Our research analysts also establish a portfolio weighting for each holding, based on factors such as:

  .  The strength of the analyst's recommendation

  .  The size of the company's stock market capitalization

  . The recommended overall portfolio weighting of each emerging industry group

Principal Risk Factors

The value of your units may increase or decrease depending on the value of the stocks which make up the portfolio. In addition, the amount of dividends you receive depends on a particular issuer's dividend policy, the financial condition of that company and general economic conditions. The Trust is concentrated in stocks which have been ranked High Risk by Salomon Smith Barney and therefore may have a high degree of price volatility over the life of the Trust. The value of units of the Trust will fluctuate with the value of the underlying securities and the Trust is not appropriate for investors requiring high current income or conservation of capital.


The portfolio consists primarily of common stocks of domestic issuers. If you invest in this portfolio, you should understand the potential risks associated with common stocks:

  .  The financial condition of the issuer may worsen.

  .  The overall stock market may falter.

  . As a common stockholder, your right to receive payments of any kind (including dividends or as a result of a liquidation or bankruptcy) from the issuer is generally inferior to the rights of creditors, debt holders, or preferred stockholders.

  . Common stock is continually subject to stock market fluctuations and to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

In addition, the portfolio's holdings are concentrated in a single, specific industry or service sector. A Trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, an individual sector may be more strongly affected by:

  .  Highly competitive pressures on rates that can be charged and pricing.

  .  Heavy proportionate spending on research and development.

  .  Changes in the interest rates and general economic conditions.

  . Changes in the market prices of particular dominant stocks within the sector.

  .  Changes in government regulations.

  . Rapid obsolescence of products and/or services due to scientific advances.

  . Changing domestic and international demand for a particular product (i.e. technology products and services).

A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust securities may not be the highest price at which these securities traded during the life of the Trust.

When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time the securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the securities will be an expense of the Trust.

Public Offering Price

On the first day units are made available to the public, the public offering price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of the Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the underlying securities in the portfolio. The public offering price will change daily because prices of the underlying stocks will fluctuate.

The public offering price per unit will be calculated by:

  . Adding the combined market value of the underlying stocks to any cash held to purchase securities.

  .  Dividing that sum by the number of units outstanding.

  .  Adding an initial sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet the redemption.

Market for Units

The Sponsor intends to repurchase units at a price based on the net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000
INVESTMENT SUMMARY

--------------------------------------------------------------------------------
can redeem units through the Trustee, at a price determined by using the same formula.

Exchange or Rollover Option

During the life of the Trust, you may exchange units of the portfolio for units of outstanding Sector Series portfolios. When the Trust is about to terminate, you may have the option to rollover your proceeds into a future portfolio, if one is available. The initial sales charge will be waived if you decide to exchange or rollover; however, you will be subject to the subsequent portfolio's deferred sales charge. If you decide not to rollover your proceeds into the next portfolio, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with an exchange, rollover or termination, including brokerage commissions on the sale of securities.

Taxation

In general, dividends of the Trust will be taxed as ordinary income, whether received in cash or reinvested in additional units. If you are a foreign investor, you should be aware that distributions from the Trust will generally be subject to information reporting and withholding taxes, including with respect to income from the Trust that is reinvested in additional units.

An exchange of units in one portfolio for units in another portfolio will be treated as a sale of units, and any gain realized on the exchange, notwithstanding reinvestment, may be subject to federal, state and local income tax.

If you are taxed as an individual and have held your units for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains, if any, from the sale of your units.

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000

FEE TABLE

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                As a % of Initial   Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.00%*          $10.00
 Maximum Deferred Sales Charge...............         1.75%**          17.50
                                                      ----            ------
  Total......................................         2.75%           $27.50
                                                      ====            ======
 Reimbursement to Sponsor for Estimated Or-
  ganization Costs...........................         .280%           $ 2.82
                                                      ====            ======
 Estimated Cost of Liquidating Securities to
  Meet Redemptions...........................         .082%           $ 0.82
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .090%           $ 0.88
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .026%           $ 0.25
 Other Operating Expenses....................         .055%           $ 0.54
                                                      ----            ------
  Total......................................         .171%           $ 1.67
                                                      ====            ======
Example
                                               Cumulative Expenses
                                              and Charges Paid for
                                                     Period:
                                              ---------------------
                                                     1 year
                                                     ------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated operating
 expense ratio of .171% and a 5% annual
 return on the investment throughout the
 periods.....................................         $322

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------
  * The Initial Sales Charge would exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units.
 ** The actual fee is $2.50 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each of the seven Deferred Sales Charge Payment Dates. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 1.75%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 1.75%.

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000
SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 23, 2000+


Sponsor
 Salomon Smith Barney Inc.

Trustee and Distribution Agent
 The Bank of New York

Deferred Sales Charge Payment Dates

 The first day of each month commencing February 1, 2001 through August 1,
 2001

Sales Charge
 The sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is computed by deducting the maximum deferred sales charge ($17.50 per 1,000 units) from the maximum aggregate sales charge (2.75% of the Public Offering Price). The deferred sales charge is paid through a reduction of the net asset value of the Trust by $2.50 per 1,000 units on seven Deferred Sales Charge Payment Dates. As a result the maximum total sales charge assessed to Holders will be 2.75% of the Public Offering Price. Upon a repurchase, redemption or exchange of units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

Mandatory Termination Date

 October 15, 2001, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Rollover Notification Date

 September 11, 2001 or another date as determined by the Sponsor

Distributions
 Distributions of income, if any, will be made on November 25th, to Holders of record on November 10th of each year. Distributions will be automatically reinvested in additional units of the Trust unless a Holder elects to receive its distribution in cash. A final distribution will be made upon termination of the Trust.

Record Day
 November 10th of each year.

Distribution Day
 November 25th of each year and upon termination and liquidation of the Trust.

Evaluation Time
 4:00 P.M. New York time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust
 The Trust Indenture may be terminated if the net value of the Trust is less than 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

 $.88 per 1,000 Units.

Sponsor's Annual Fee
 Maximum of $.25 per 1,000 Units.
------------
+ The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
WIRELESS TECHNOLOGIES 2000
SUMMARY OF ESSENTIAL INFORMATION

AS OF AUGUST 23, 2000

Portfolio
  Number of issues of common stock................................          36
  Number of American Depository Receipts and/or Shares............           9
  Percentage of High Risk Securities (as described in footnote 2
   to Portfolio)..................................................       46.85%
  Percentage of Speculative Securities (as described in footnote 2
   to Portfolio)..................................................        6.61%
Initial Number of Units...........................................   1,000,000
Fractional Undivided Interest in Trust Represented by Each Unit... 1/1,000,000
Public Offering Price per 1,000 Units
  Aggregate Value of Securities in Trust (net of estimated
   organization costs)............................................ $   993,257
                                                                   ===========
  Divided by Number of Units of Trust (times 1,000)............... $    993.26
  Plus Initial Sales Charge of 1.00% of Public Offering Price
   (1.010% of the net amount invested in Securities).............. $     10.03
                                                                   -----------
  Public Offering Price........................................... $  1,003.29
  Plus Estimated Organization Costs............................... $      2.82
  Plus the amount in the Income and Capital Accounts.............. $      0.00
                                                                   -----------
  Total........................................................... $  1,006.11
                                                                   ===========
Sponsor's Repurchase Price and Redemption Price per 1,000 Units
 (based on value of underlying Securities)........................ $    978.58
Sponsor's Loss on Deposit......................................... $       294

The Equity Focus Trusts: Sector Series
Emerging Sector Portfolios:
Wireless Technologies 2000
Investors Guide

The Emerging Sector Portfolios ("ESP"): For a Portfolio Approach to Investing

The Emerging Sector Portfolios are designed to invest in industry groups with "cutting edge" technologies. These one-year unit trusts will hold sector-specific portfolio of stocks identified by Salomon Smith Barney's Equity Strategists. For the most part, the selections will include stocks ranked "1" or "2" on Salomon Smith Barney's Investment Rating System (as outlined in the prospectus).

This offering of the Emerging Sector Portfolios will include Wireless Technologies 2000, as summarized below.

Wireless Technologies 2000

Over the past decade, the Internet has evolved into an integral part of how we access information, conduct business and stay in touch. And until recently, this means of communication has been contained within the wireline world first through a simple telephone line, and then through new ways to get on line, such as cable connections and Digital Subscriber Lines (DSL). As we look forward, a new era is beginning to take shape as the wireline Internet Age and the Wireless Information Age converge.

The Age of Third Generation, or "3G," Technologies

The era of wireless technology has been with us for some time; but until now, its application has been centered around voice, rather than data transmission. As new technologies and data applications evolve, our analysts believe that this focus will change. Over the next five years, our analysts believe that data transmission will migrate from purely wireline to wireless, through third generation, or "3G," technology. But this evolution is not expected to occur overnight. More than likely, it will develop as a natural progression from the wireless voice market, which on a global basis, could have more than 250 million subscribers by the end of this year.

By 2002, our analysts expect the number of wireless Internet users to exceed Internet PC users. By 2003, 75% of Web browsing could be wireless.* By 2004, there could be 25 times as many people using wireless links to the Internet as wireline links.** And by 2005, the migration into the world of "3G" technologies, could be in full swing.

Which Companies May Benefit As "3G" Wireless Technologies Evolve?

As the migration process from wireless voice to data transmission evolves, the industry groups that make this buildout possible could offer attractive opportunities for investment. They include:

  .  Handset Providers

  .  Telecom Service Providers
------------
 * Source: Salomon Smith Barney Research.
** Source: Reuters.

  .  Infrastructure Providers

  .  Wireless Tower Providers

  .  Telecommunications Chip Manufacturers

  .  Internet Content Sites

Key Investing Features

Professional Research Expertise: The portfolio are identified by Salomon Smith Barney's equity strategists from a broad universe of stocks in the wireless technology industry.

A Portfolio Approach to Investing: Diversifying a portfolio among 20-40 stocks can mitigate the risks of investing in a single company.

Low Minimum Investment: All you need is $250 to get started.

Annual Rollover Feature: The portfolio has a life of approximately one year. As it matures, you may have the opportunity to reinvest proceeds into a new series, if available, with a new list of stocks.

Daily Liquidity: Units can be sold at a price based on net asset value less any remaining deferred sales charge. This price may be more or less than the amount invested.

Sales Charges and Expenses

First-time investors pay an initial up front sales charge of about 1.00%. In addition, all investors pay a deferred sales charge of $17.50 per 1,000 units purchased.

Tax Reporting

Generally, an investor will be subject to Federal income tax on any dividends and any net capital gains, whether or not the investor chooses to reinvest dividends in a new portfolio through a rollover or otherwise. Capital gains, if any, on assets held over a year will be taxed up to the maximum federal tax rate of 20% for individual. Please consult you tax advisor concerning state and local taxation.

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Equity Focus Trusts--Sector Series, Emerging Sector Portfolios: Wireless Technologies 2000:

  We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts--Sector Series, Emerging Sector
Portfolios: Wireless Technologies 2000, as of August 23, 2000. This financial statement is the responsibility of the Trustee (see note 1 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on August 23, 2000, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the portfolio constituting Equity Focus Trusts--Sector Series, Emerging Sector
Portfolios: Wireless Technologies 2000, as of August 23, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          /s/ KPMG LLP

New York, New York

August 23, 2000

         EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
                           WIRELESS TECHNOLOGIES 2000

  Statements of Financial Condition as of Initial Date of Deposit, August 23,
                                   2000

TRUST PROPERTY(1)
 Investment in Securities:
  Contracts to purchase Securities(2)...............................  $ 996,077
                                                                      ---------
 Total..............................................................  $ 996,077
                                                                      =========
LIABILITIES
 Reimbursement to Sponsor for Organization Costs(3).................  $   2,820
 Deferred Sales Charge(4)...........................................     17,500
                                                                      ---------
                                                                         20,320
                                                                      ---------
INTEREST OF UNITHOLDERS
1,000,000 Units of fractional undivided interest outstanding for the trust:
 Cost to investors(5)...............................................  1,006,110
 Less: Gross underwriting commissions(6)............................     27,533
 Less: Reimbursement to Sponsor for Organization Costs(3)...........      2,820
                                                                      ---------
 Net amount applicable to investors.................................    975,757
                                                                      ---------
 Total..............................................................  $ 996,077
                                                                      =========

-----------
(1) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

(2) Aggregate cost to the Trust of the Securities listed under Portfolio, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the amount of $2,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $2.82 per 1,000 Units for the Wireless Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) A deferred sales charge of $17.50 per 1,000 Units is payable in seven monthly payments of $2.50 per 1,000 Units. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to August 1, 2001 the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.
(5) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(6) Assumes a maximum aggregate sales charge of 2.75% of the Public Offering Price (2.828% of the net amount invested), although due to fluctuations in the value of the Securities, the total maximum sales charge may be more than 2.75% of the Public Offering Price.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
  WIRELESS TECHNOLOGIES 2000

  ON THE INITIAL DATE OF DEPOSIT, AUGUST 23, 2000
 -----------------------------------------------------------------------------

                                                                          Market
                           Stock  Investment    Number     Percentage    Value of
      Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
      -------------        ------ ---------- ------------ ------------ -------------
 Domestic Wireless Serv-
           ices
 -----------------------
 AT&T Corp.-Wireless Grp   AWE       1-H          500         1.23%       $12,250
 Metricom Inc.*#           MCOM      1-S          400         1.49         14,825
 NEXTEL Communications
  `A'*                     NXTL      1-H          300         1.67         16,650
 SBC Communications        SBC       1-M          400         1.62         16,125
 Sprint Corp. (PCS Grp)*#  PCS       1-H          700         3.37         33,513
 Verizon Communications    VZ        1-M          400         1.63         16,275
 Voicestream Wireless
  Corp.*                   VSTR      2-S          300         3.37         33,563
 Western Wireless `A'*#    WWCA      1-H          400         1.98         19,675
 WinStar Communications*#  WCII      1-S          600         1.75         17,438
 WorldCom, Inc.*#          WCOM      1-M          500         1.73         17,281
                                                             -----
                                                             19.84%
                                                             -----
  International Wireless
         Services
  ----------------------
 BCE Inc.                  BCE       2-M          900         2.05%        20,363
 Cable & Wireless ADS#     CWP       1-H          400         2.01         20,050
 Deutsche Telekom ADS#     DT        2-H          600         2.31         22,950
 Hutchison Whampoa*#       13 HK     2-L        1,500         2.17         21,635
 Nippon Tel & Tel ADS#     NTT       1-L          600         3.47         34,613
 Telefonica S.A. ADS#      TEF       1-M          400         2.28         22,700
 Telefonos De Mexico ADR   TMX       1-H          500         2.54         25,344
 Vodaphone Group ADR       VOD       2-H          900         3.40         33,863
                                                             -----
                                                             20.23%
                                                             -----
      Wireless CEM's
      --------------
 ACT Manufacturing Inc.*   ACTM      1-H          300         1.43%        14,288
 Celestica Inc.#           CLS       1-H          300         2.31         22,988
 Sanmina Corp.*#           SANM      1-H          150         1.51         15,028
                                                             -----
                                                              5.25%
                                                             -----
   Wireless Components
   -------------------
 Analog Devices            ADI       1-H          300         2.97%        29,550
 Intel Corp.*              INTC      1-M          500         3.75         37,313
 STMicroelectronics N.V.#  STM       2-H          500         3.07         30,594
 Texas Instruments         TXN       2-M          500         3.40         33,875
 Xilinx Inc.*              XLNX      1-H          200         1.82         18,175
                                                             -----
                                                             15.01%
                                                             -----

  EQUITY FOCUS TRUSTS--SECTOR SERIES, EMERGING SECTOR PORTFOLIOS
  WIRELESS TECHNOLOGIES 2000

  ON THE INITIAL DATE OF DEPOSIT, AUGUST 23, 2000
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
   Wireless Equipment
   ------------------
AirNet Communications
 Corp.*#                  ANCC      1-H          600          1.90%     $ 18,975
Alcatel ADS               ALA       1-M          400          2.95        29,375
Ericsson (LM) Tel `B'
 ADS*#                    ERICY     1-M        2,300          4.63        46,144
Marconi PLC*#             MNI LN    1-M        2,100          3.55        35,352
Motorola, Inc.            MOT       2-M        1,400          5.11        50,925
Nokia Corp. ADS#          NOK       2-M        1,200          5.07        50,475
Nortel Networks           NT        1-H          600          4.89        48,713
Philips Electronics NV*#  PHG       1-H          700          3.34        33,294
QUALCOMM Inc.*            QCOM      1-H          900          5.10        50,794
Siemens AG                SIE GR    1-M          200          3.13        31,106
                                                            ------
                                                             39.67%
                                                            ------      --------
                                                            100.00%     $996,077
                                                            ======      ========

The Notes following the Portfolio are an integral part of the Portfolio of Securities.

Notes to Portfolio of Securities

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on August 23, 2000. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Salomon Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).

  RISK assesses predictability of earnings/dividends and stock price volatility:

    L (Low Risk): highly predictable earnings/dividends, low price volatility

    M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility

    H (High Risk): low predictability of earnings/dividends, high price volatility

    S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility

    V (Venture): risk and return consistent with venture capital, suitable only for well-diversified portfolios

  PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                     Low Risk    Moderate Risk   High Risk    Speculative
                   ------------- ------------- ------------- -------------
 1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
 2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
 3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
 4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
 5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

  These rankings represent current opinions of Salomon Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG LLP.


(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on August 23, 2000. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, and for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

The following information is unaudited:

 * Salomon Smith Barney Inc., including its parent, subsidiaries and/or affiliates, usually maintains a market in the securities of this company.
 # Within the last three years, Salomon Smith Barney Inc. including its parent, subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

Objectives of the Trust

  The objective of Equity Focus Trusts--Sector Series, Emerging Sector
Portfolios: Wireless Technologies 2000 (the "Wireless Portfolio") is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in fixed portfolios consisting of shares of the Securities selected by the Sponsor. The Sponsor has selected for the Wireless Portfolio stocks which it considers to have strong potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Wireless Portfolio. The Wireless Portfolio is referred to herein as the "Trust" or as the "Portfolio."

  Achievement of the Trust's objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

  This Series of Equity Focus Trusts--Sector Series, Emerging Sector Portfolios consists of a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest, as set forth under the Summary of Essential Information, in the Securities listed under the Trust's Portfolio. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect that Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust--Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units--Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising the Portfolio of the Trust at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust--Amendment and Termination).

The Portfolio

  Salomon Smith Barney's Equity Focus Trusts are each based on a specific research investing theme or industry trend identified by analysts of Smith Barney Inc., and Salomon Brothers Inc., both under the common control of Salomon Smith Barney Holdings, Inc., based on an analysis of each company and the industry group as a whole. Salomon Smith Barney's Research Department is staffed by over 100 investment analysts, who currently follow equities issued by more than 2,700 companies (both domestic and foreign) in 86 industry groups or stock areas of the market. The Securities included in the Portfolio were selected by the Sponsor as stocks deemed to have above-average appreciation potential over the 12 months following the selection of the Portfolio. The investment rankings by Salomon Smith Barney normally pertain to an outlook for a 12-18 month period (see footnote 2 to the Portfolios). In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including:

  . sales charges and expenses of the Trust,

  . the portfolio may not be fully invested at all times,

  . the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

  . not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Total returns and/or average annualized returns for various periods of previous series of Equity Focus Trusts and the Trust may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Philadelphia Wireless Telecom Index and the Amex North American Telecom Index. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. (See Administration of the Trust-- Accounts and Distributions; Trust Supervision.) The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities.

  Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust--Trust Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

  There is no assurance that dividends on the Securities will be declared or paid in the future.

  Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income Distributions, if any, will be automatically reinvested in additional Units of the Trust, subject only to the remaining applicable Deferred Sales Charge deduction, unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

  An investment in Units entails certain risks associated with any that an investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

  . expectations regarding government economic, monetary and fiscal policies,

  . inflation and interest rates,

  . economic expansion or contraction, and

  . global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trust is not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 46.85% of the Portfolio have been ranked High Risk by Salomon Smith Barney's Research Department, described as "low predictability of earnings/dividends; high price volatility." Securities representing 6.61% of the Portfolio have been ranked Speculative by Salomon Smith Barney's Research Department, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  The Trust's holdings will be concentrated in a single, specific industry or service sector. Compared to the broad market, an individual sector may be more strongly affected by:

  . changes in the economic climate,

  . broad market shifts,

  . moves in particular dominant stocks, or

  . regulatory changes.

Investors should be prepared for volatile short-term movement in the value of Units.

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

  Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as the common stocks remain outstanding.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that the Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

  Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objectives of the Trust and that the Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust -- Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the Holders of the Units to do so.

  Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the

Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

Organization Costs

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified in the Summary of Essential Information.

Foreign Securities

  The Trust may hold Securities of non-U.S. issuers directly and/or through American Depository Receipts ("ADRs"). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

  . fluctuations in currency exchange rates or revaluation of currencies,

  . future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign laws or restrictions,

  . reduced availability of public information concerning issuers, and

  . the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

  Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolio and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolio as set forth in Administration of the Trust -- Trust Supervision.

  On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trust, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy their obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

Exchange Rate Fluctuation

  In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trust, including those underlying any ADRs held by the Trust, would be payable in the currency of the country of their issuance. However, the Trust will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and its conversion to

United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

American Depositary Shares and Receipts

  American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADR generally includes ADSs.

Legal Proceedings and Legislation

  At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

Wireless Portfolio

  Many companies in the Wireless Portfolio will only devote a portion of its resources to broadband and wireless technologies. As a result the risks these companies face are the same general operating risks as other technology, Internet and communications, particularly telecommunications companies.

  The Portfolio's investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Portfolio's Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

  The market in which Internet companies compete is characterized by rapidly changing technology, rapid product and service obsolescence, cyclical market patterns, intense competition, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

  Based on the trading history of Internet stocks, factors such as the announcement of new products, the development of new technologies or the general condition of the industry have caused and are likely to cause the market price of these stocks to fluctuate substantially. In addition Internet stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Holder to redeem Units at a price equal to or greater than the original price paid for such Units.

  Many Internet companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Portfolio. The above factors could adversely affect the value of the Trust's Units.

  The Portfolio will be susceptible to factors affecting the communications industry. The communications industry is subject to governmental regulation and the products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Portfolio's Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. In addition, federal communications laws regarding the cable television industry have recently been amended to eliminate government regulation of cable television rates where competition is present and allow rates to be dictated by market conditions. In the absence of competition, however, rates shall be regulated by federal and state governments to protect the interest of subscribers. Certain types of companies represented in the Portfolio may be engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

  While the Portfolio may include securities of established suppliers of traditional communication products and services, the Portfolio may invest in smaller communications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in more limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

  Certain companies whose securities are included in the Portfolio are engaged in providing local, long-distance and wireless services, in the manufacture of telecommunications products and in a wide range of other activities including directory publishing, information systems and the operation of voice, data and video telecommunications networks.

  Payment on common stocks of companies in the telecommunications industry, including local, long-distance and cellular service, the manufacture of telecommunications equipment, and other ancillary services, is generally dependent upon the amount and growth of customer demand, the level of rates permitted to be charged by regulatory authorities, the effects of inflation on the cost of providing services and the rate of technological innovation. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technology.

  The domestic companies in the Portfolio may consist of former government owned telecommunications systems that have been privatized in states. The Sponsor cannot predict whether such privatization will continue in the future or what, if any, effect this will have on the Portfolio.

PUBLIC SALE OF UNITS

Public Offering Price

  The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held, divided by the number of Units of the Trust outstanding. The total sales charge consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.75% of the Public Offering Price (2.828% of the net amount invested in Securities); although due to fluctuations in the Market Value of the Securities, the total maximum sales charge may be more than 2.75% of the Public Offering Price. The initial sales charge is computed by deducting the deferred sales charge ($17.50 per 1,000 Units) from the aggregate sales charge. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price.

  Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The deferred sales charge is a monthly charge of $2.50 per 1,000 Units and is accrued in seven monthly installments commencing on February 1, 2001 and will be charged to the Capital Account on the first day of each month thereafter through August 1, 2001. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $17.50 per 1,000 Units has not been deducted at the time of repurchase or redemption of Units prior to August 1, 2001, any unpaid amount will be deducted from the proceeds or in calculating an in-kind distribution. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction (see Reinvestment
Plan).

  Purchasers on August 24, 2000 (the first day Units will be available to the public) will be able to purchase Units at $1.00 each (including the initial sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on August 24, 2000 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                           Initial Sales Charge
                                           ---------------------
                                           Percent of Percent of Maximum Dollar
                                            Offering  Net Amount Amount Deferred
Number of Units*                             Price     Invested  Per 1,000 Units
----------------                           ---------- ---------- ---------------
Fewer than 50,000.........................    1.00%     1.010%       $17.50
50,000 but less than 100,000..............     .75       .758         17.50
100,000 but less than 250,000.............     .25       .253         17.50
250,000 but less than 1,000,000...........       0          0         17.50

------------
* The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

  For purchasers of at least 1,000,000 Units or $1,000,000 or more, the total sales charge will be 1.00% (or 1.010% of the net amount invested).

  The above graduated sales charges will apply to all purchases in the aggregate of the Portfolio or any portfolios of outstanding series of Equity Focus Trusts--Sector Series on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of Equity Focus Trusts. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  The holders of units of any outstanding unit investment trust (the "Exchangeable Series") may exchange units of the Exchangeable Series for units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The Sponsor reserves the right to modify, suspend or terminate this exchange priviledge at any time.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Public Distribution

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

Underwriter's and Sponsor's Profits

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the monthly Deferred Sales Charge of $2.50 per 1,000 Units.

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of

Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

  . the aggregate value of Securities in the Trust,

  . amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

  . all other assets in the Trust.

deducting therefrom the sum of:

  . taxes or other governmental charges against the Trust not previously deducted,

  . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

  . amounts for distribution to Holders of record as of a date prior to the evaluation.

  The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust -- Accounts and Distributions). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of redeeming Holder if the Holder tenders at least 1,000,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

  In Kind Distributions on redemption of a minimum of 1,000,000 Units will be held by The Bank of New York, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

    (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

    (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under

Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, such evaluation shall generally be based on the last reported sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based on the last reported sales prices as of the Evaluation Time on the over-the-counter market by one or more reporting service (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if no such prices are available, (1) on the basis of the mean between current bid and offer prices on the over-the-counter market, (2) on the basis of the mean between current bid and offer prices for comparable securities, (3) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (4) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

  The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

  The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below), (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts), (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the

Units). Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust -- Accounts and Distributions below.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive its distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge or fee obligations, respectively. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in the Portfolio any Security if its investment rating is reduced below 3 by the Sponsor's Research Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

    (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security.

Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

  With each distribution the Trustee will furnish Holders with a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

  Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment And Termination

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

  The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder of record within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of the Trust into units of any then outstanding series of Equity Focus Trusts--Sector Series (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in the Trust.

  Holders who retain their Units until the termination of the Trust may be able to reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts--Sector Series (the "New Series") provided one is offered. In the event the Sponsor determines that such a redemption and subsequent investment in a New Series by a Holder may be effected under applicable law in a manner that will not result in the recognition of gain or loss for U.S. Federal income tax purposes with respect to any Securities that are included in the portfolio of the New Series, Holders will be notified at least 30 days prior to the Rollover Notification Date of the procedures and process necessary to facilitate such tax investment. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units will be reinvested automatically in additional Units of the Trust pursuant to the Trust's "Reinvestment Plan." These additional Units will not be subject to any sales charge. If the Holder does not wish to participate in the Reinvestment Plan and wishes to receive cash distributions, the Holder must notify its financial consultant at Salomon Smith Barney Inc., Robinson-Humphrey or the Trustee (depending upon whether the Units are held in street name through Salomon Smith Barney Inc., Robinson-Humphrey or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The

Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of the trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

  The following is a general discussion of certain Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions, insurance companies or anyone who holds Units as part of a hedge or straddle.

  In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law:

    1. The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth in paragraph 3 below.

    2. Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when the Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

    3. A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

    4. Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of the Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

  A Holder's pro rata portion of dividends paid with respect to a Security held by the Trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated earnings and profits. A Holder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder's tax basis in such Security, and to the extent that such dividends exceed the Holder's tax basis will generally be treated as capital gain.

  A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

  A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units (and Securities) held for more than one year may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by the Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

  A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units generally should not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from the Trust.

  The Trust may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to the Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trust will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from the Trust attributable to any dividends received by the Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower treaty rate if applicable, and under certain circumstances gain from the disposition of Securities or Units may also be subject to Federal income tax. In addition, Holders may also be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                     * * *

  After the end of the Trust's fiscal year, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

  Units of the Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation as long as the investment in the Units of the Trust is not financed by borrowings. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of the Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and
(c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

  The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                                         EQUITY FOCUS
                                                               TRUSTS
                       ----------------------------------------------

                   Sector Series, Emerging Sector Portfolios
                           Wireless Technologies 2000

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933
(file no. 333-43094 and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:
  . electronic request (after paying a duplicating fee) at the following E-
    mail address: publicinfo@sec.gov
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                                                      Sponsor:
                   Index                              Salomon Smith Barney Inc.
                                                      7 World Trade Center
                                                      40th Floor
     Investment Summary                      2        New York, New York 10048
     Summary of Essential Information        6        (212) 816-6000
     Independent Auditors' Report            8
     Statements of Financial Condition       9        Trustee:
     Portfolios                             10
     Description of the Trust               13        The Bank of New York
     Risk Factors                           16        101 Barclay Street
     Public Sale of Units                   22        New York, New York 10286
     Market for Units                       24        (800) 221-7771
     Redemption                             24
     Expenses and Charges                   26
     Administration of the Trust            28
     Exchange and Rollover Privileges       32
     Reinvestment Plan                      33
     Resignation, Removal and Limitations
      on Liability                          34
     Taxes                                  34
     Miscellaneous                          36

--------------------------------------------------------------------------------

                                          SalomonSmithBarney
                                ----------------------------
                                A member of citigroup [LOGO]

--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to the Trust, not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.

                                                                    UT 6674

                                    PART II

             Additional Information Not Included in the Prospectus

  A.The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC File or
                                                          Identification Number
                                                          ---------------------
 I.     Bonding Arrangements and Date of Organization
        of the Depositor filed pursuant to Items A and
        B of Part II of the Registration Statement on
        Form S-6 under the Securities Act of 1933:

        Salomon Smith Barney Inc.                                2-67446

 II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

        Salomon Smith Barney Inc.                                8-12324

 III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form
        S-6 under the Securities Act of 1933 (Charter,
        By-Laws):

        Salomon Smith Barney Inc.                          33-65332, 33-36037

  B.The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

        Salomon Smith Barney Inc.                              13-1912900
        The Bank of New York                                   13-5160382

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.

      The Cross-Reference Sheet (incorporated by reference to the Cross-
         Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

      The Prospectus.

      Additional Information not included in the Prospectus (Part II).

        The undertaking to file reports.

        The signatures.

      Written Consents as of the following persons:
        KPMG LLP (included in Exhibit 5.1)
        Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1)

  The following exhibits:

  To be filed with Amendment to Registration Statement.

    *1.1.1  -- Form of Reference Trust Indenture.
      2.1   -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Registration
               Statement of Equity Focus Trusts, Global Research Selections,
               Series 2000-A, 1933 Act File No. 333-31514).
     *3.1   -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous--Legal Opinion" in the
               Prospectus.
     *5.1   -- Consent of KPMG LLP to the use of their name under the heading
               "Miscellaneous--Auditors" in the Prospectus.

------------

* Filed herewith.

                                   SIGNATURES

  The registrant hereby identifies Equity Focus Trusts, Sector Series 1998-A (Reg. No. 333-49569) for the purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 24th day of August, 2000.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      SALOMON SMITH BARNEY UNIT TRUSTS
                (Registrant)

         SALOMON SMITH BARNEY INC.
                (Depositor)

  By the following persons*, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:

Deryck C. Maughan
Michael A. Carpenter

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                                     Kevin Kopczynski
                                               (As authorized signatory for
                                               Salomon Smith Barney Inc. and
                                             Attorney-in-fact for the persons
                                                       listed above)


------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement No. 333-62533 and 333-66875.